# Merrill Lynch International

## Form SBSE-A

Supplemental Filing Attachment:

**Amendment to Schedule B, Section II**

**Item 13B**

**February 27, 2026**

**Merrill Lynch International - Response to Item 13B of Form SBSE-A - Other entities that could not be entered on the form**

| Firm or Organization Name | UIC | Street Address 1 | Street Address 2 | City | State/Country | Zip + 4 Postal Code | Effective Date MM DD YYYY | Termination Date MM DD YYYY | Description |
|---|---|---|---|---|---|---|---|---|---|
| LME CLEAR LTD | 213800L8AQD59D3JRW81 | 10 FINSBURY SQUARE | | London | United Kingdom | EC2A 1AJ | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| N A CITIBANK | E57ODZWZ7FF32TWEFA76 | 388 Greenwich Street | | New York | NY | 10013 | 10/26/2021 | 08/31/2024 | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| SKANDINAVISKA ENSKILDA BANKEN AB | F3JS33DEI6XQ4ZBPTN86 | Kungsträdgårdsgatan 8 | | STOCKHOLM | SWEDEN | SE-106 40 | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| SKANDINAVISKA ENSKILDA BANKEN AB | 549300ND1MQ8SNNYMJ22 | 2 Tornimäe Street | | Tallinn | Estonia | 15010 | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| SKANDINAVISKA ENSKILDA BANKEN AB | 549300YW95G1VBBGGV07 | Meistaru iela 1, Valdlauci, Kekavas pag | | Rigas raj | Latvia | LV-1076 | 10/26/2021 | 04/30/2024 | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| SKANDINAVISKA ENSKILDA BANKEN AB | 549300SBPFE9JX7N8J82 | Gedimino ave.12 | | Vilnius | Lithuania | 01103 | 10/26/2021 | 04/30/2024 | Third Party arrangement with others with respect to |

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | | Custody, Clearance, or Settlement |
| SOCIETE GENERALE MAROCAINE DE BANQUES SA | 549300WHIMVBNIDQWK21 | 55, Boulevard Abdelmoumen | | Casablanca | Morocco | 20100 | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| STANBIC IBTC BANK PLC | 029200098C3K8BI2D551 | Stanbic I.B.T.C Bank PLC, I.B.T.C Place | Walter Carrington Crescent, Victoria Island | Lagos | Nigeria | | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| STANDARD CHARTERED BANK (INDONESIA BRANCH) | RILFO74KP1CM8P6PCT96 | World Trade Center II, 3rd Floor | Jl.Jend. Sudirman Kav.29-31 | Jakarta | Indonesia | 12920 | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| STANDARD CHARTERED BANK (MAURITIUS) LIMITED | 549300R0Q58QYRNZLS10 | Standard Chartered Tower, 19th Bank Street, Cybercity | | Ebene | Mauritius | 72201 | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| STANDARD CHARTERED BANK GHANA PLC | 549300WFGKTC3MGDCX95 | PO Box 768, Standard Chartered Bank Building, no.87 Independence Avenue | | Accra | Ghana | | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| STANDARD CHARTERED BANK KENYA LTD | 549300RBHWW5EJIRG629 | Standard Chartered@Chiromo, 48 Westlands Road | P. O. Box 30003 | Nairobi | Kenya | 100 | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| STANDARD CHARTERED BANK, BAHRAIN BRANCH | RILFO74KP1CM8P6PCT96 | Manama Main Branch, Building | | Manama | Kingdon of Bahrain | 315 | 10/26/2021 | | Third Party arrangement with others with respect to |

| | | no.180, Government Avenue | | | | | | | Custody, Clearance, or Settlement |
|---|---|---|---|---|---|---|---|---|---|
| STANDARD CHARTERED BANK, BANGLADESH BRANCH | RILFO74KP1CM8P6PCT96 | 67 Gulshan Avenue | | Dhaka | Bangladesh | | | 2/29/2024 | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| STANDARD CHARTERED BANK, DIFC BRANCH | RILFO74KP1CM8P6PCT96 | Standard Chartered Bank, Building 1, DIFC, 4th Floor | PO Box 999 | Dubari | UAE | | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| STANDARD CHARTERED BANK, OMAN BRANCH | RILFO74KP1CM8P6PCT96 | Standard Chartered Bank, Bait Al Falaj Street | | Ruwi | Sultanate of Oman | | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| STANDARD CHARTERED BANK, UAE BRANCH | RILFO74KP1CM8P6PCT96 | Standard Chartered Bank, Building 1, DIFC, 4th Floor | PO Box 999 | Dubari | UAE | | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| STATE STREET BANK AND TRUST COMPANY | 549300ZFEEJ2IP5VME73 | State Street Financial Center 1 Lincoln Street | | Boston | MA | 02111 | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| THE BANK OF NEW YORK MELLON | HPFHU0OQ28E4N0NFVK49 | 240 Green Street | | New York | NY | 10286 | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| The Branch of CITIBANK, N.A. in the Republic of Argentina | 579100KKDGKCFFKKF005 | Bartolomé Mitre 530 –3rd floor | | Buenos Aires | Argentina | C1036 AAJ | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| THE HONGKONG AND SHANGHAI BANKING CORPORATION | 2HI3YI5320L3RW6NJ957 | No 24, Sir Baron Jayatilaka Mawatha | | Colombo | Sri Lanka | 1 | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| LIMITED (SRI LANKA BRANCH) | | | | | | | | | |
| THE STANDARD BANK OF SOUTH AFRICA LTD | QFC8ZCW3Q5PRXU1XTM60 | Investor Services, 3rd Floor, 25 Pixley Ka Isaka Seme Street | | Johannesburg | South Africa | 2001 | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| UNICREDIT BANK CZECH REPUBLIC AND SLOVAKIA, A.S. | KR6LSKV3BTSJRD41IF75 | Želetavská 1525/1, 140 92 Praha 4 | | Michle | Czech Republic | | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| UniCredit Bank Czech Republic and Slovakia, a.s., Pobocka Zahraničnej Banky | KR6LSKV3BTSJRD41IF75 | Šancová 1/A 813 33 | | Bratislava | Czech Republic | | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| UNICREDIT BANK HUNGARY ZRT. | Y28RT6GGYJ696PMW8T44 | Szabadság tér 5-6. HU-1054 | | Budapest | Hungary | | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| UNICREDIT BANK S.A. | 5493003BDYD5VPGUQS04 | 1F Expozitiei Blvd. | | Bucharest | Romania | RO-012101 | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| UNICREDIT BANK SRBIJA A.D. | 52990001O0THU00TYK59 | Jurija Gagarina 12, Belgrade Business Center | | Belgrade | Serbia | 11070 | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| UNICREDIT BANKA SLOVENIJA d.d. | 549300O2UN9JLME31F08 | Šmartinska 140 | | Ljubljana | Slovenia | SI-1000 | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| UNION INTERNATIONAL DE BANQUES SA | 549300WKCW12LEPUMV07 | Union Internationale de Banques 65 Av Habib Bourguiba 1000 | | Tunis | Tunisia | | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| ZAGREBACKA BANKA D.D. | PRNXTNXHBI0TSY1V8P17 | Savska 62 | | Zagreb | Croatia | 10000 | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| Banco B3 S.A. | 4GTK5S46E6H318LMDS44 | 7 Andar | | Sao Paulo | Brazil | 01010-901 | 03/01/2024 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| REFINITIV TRANSACTION SERVICES LIMITED | 549300SDDJE84DDJNB30 | Five Canada Square, Canary Wharf | | London | United Kingdom | E14 5AQ | 05/01/2024 | | Third Party arrangement with others with respect to Execute or Trade |
| THE BANK OF NEW YORK MELLON, LONDON BRANCH | HPFHU0OQ28E4N0NFVK49 | 240 Green Street | | New York | New York | 10286 | 06/01/2024 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| BROKERCREDITSERVICE (CYPRUS) LIMITED | 5493008C22FNI0QEEF10 | Spyrou Kyprianou & 1 Oktovriou, 1, 1st Floor | Vashiotis Kalande Offices | Limassol | Cyprus | 4004 | 07/01/2024 | 5/31/2025 | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| INTERCONTINENTAL EXCHANGE HOLDINGS, INC. | 549300R4IG1TWPZT5U32 | 5660 New Northside Drive North West | | Atlanta | Georgia | 30328 | 10/01/2024 | | Third Party arrangement with others with respect to Execute or Trade |
| NEX SEF LIMITED | 2138008LPQ92DIHKHY20 | LONDON FRUIT AND WOOL EXCHANGE | 1 DUVAL SQUARE | London | United Kingdom | E1 6PW | 10/01/2024 | | Third Party arrangement with others with respect to Execute or Trade |
| CHINA CENTRAL DEPOSITORY & CLEARING CO. LIMITED | | 10 Jinrong Street | Xicheng District | Beijing | China | 100033 | 10/01/2024 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |